SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For September 2007
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of September 2007, incorporated by reference herein:

Exhibit

99.1   Release dated September 18, 2007, entitled “EMPEROR AND INTREPID MERGER.”
99.2   Release dated September 18, 2007, entitled “DISPOSAL BY DRDGOLD OF ITS STAKE
          IN EMPEROR MINES LIMITED (“EMPEROR”) AND FURTHER CAUTIONARY
          ANNOUNCEMENT.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: September 18, 2007
By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD”)

1.    Introduction
Emperor Mines Limited (“Emperor”), the 78.7% subsidiary of DRDGOLD, has today announced that its board and the board of Intrepid Mines Limited (“Intrepid”) have signed an agreement to merge the two companies.

2.    The merged company
The new company, to be named Intrepid Mines Limited, will be a dynamic and well funded international gold producer, developer and explorer listed on both the Toronto Stock Exchange and
ASX Limited.

The combination of Emperor’s balance sheet strength, Intrepid’s producing Paulsens Gold Mine and its Casposo development project, and both companies’ exploration assets, together with the combined skills of the two management teams, will create a well balanced company capable of adding significant value for its shareholders.

In particular, the merged Intrepid’s strengthened balance sheet and the ability to secure project finance, will allow it to immediately move forward with corporate objectives, including:
•
accelerated underground exploration at the Paulsens Gold Mine;
•
imminent development of the Casposo gold/silver Project in Argentina on an unhedged basis and continued examination of early expansion options;
•
immediate exploration at Taviche (Mexico) and Tujuh Bukit Project (Indonesia) and an
expanded exploration budget of up to approximately A$8.0 million per annum; and
•
improved capacity to target project and corporate acquisition opportunities.

The proposed merger, if it proceeds, will take place by way of a scheme of arrangement.

3.    DRDGOLD’s intentions
DRDGOLD has informed Emperor that it intends to re-focus its attention on opportunities in South
Africa and so intends to seek to realise its investment in an orderly manner prior to the scheme meeting convened by the Court to approve the proposed scheme. Emperor has agreed to work with
DRDGOLD to seek to facilitate such an exit. The proposed merger with Intrepid is therefore subject to DRDGOLD being able to successfully realise its investment in Emperor prior to this time.

4.    Board support

The boards of directors of Emperor and Intrepid have resolved to support the proposed merger.

5.    Overview
The merger will take place by way of a scheme of arrangement, with Emperor shareholders receiving 1 Intrepid share for every 4.25 Emperor shares held. Existing unlisted Emperor employee options are to be either cancelled for cash or new Intrepid options issued on equivalent terms and conditions.

6.    Board and Management Structure
The merged company will benefit from the skills and international experience of the combined management teams, with personnel who have held senior positions with major resource companies such as Placer Dome, BHP Billiton, and Western Mining Corporation.

Management of the merged company will be led by Mr Brad Gordon as Chief Executive Officer and Mr Laurence Curtis as President. The merged company’s head office will be located in
Brisbane, Australia and the capital markets and the Americas exploration office will be located in
Toronto, Canada.

The Board of the merged company will comprise at least three representatives from each of Intrepid and Emperor. Mr Colin G Jackson will continue as Chairman of the merged company.

7.    Synergy and benefits of the merged company
The principal assets of the merged company will be:

•         Paulsens’ operating gold mine in Western Australia (100% interest);
•         Casposo gold/silver development project in Argentina (100% interest); and
•         advanced exploration projects with multi-million ounce potential at Taviche (Mexico –
           earning a 35% interest, gold/silver) and Tujuh Bukit Project (Java, Indonesia – earning up to
           70% interest, gold/silver/copper).

The merger is expected to deliver an expanded production profile and near term increased gold inventory potential, leveraging exposure to the gold price.

8.    Transaction implementation
Emperor and Intrepid have entered into a Merger Implementation Deed under which they have agreed to certain undertakings and arrangements to facilitate the merger. The complete document may be found on the companies’ websites or on www.sedar.com, the official site that provides access to most public securities’ documents and information filed by public companies and investment funds with the Canadian Securities Administrators in the SEDAR filing system. Key terms of the Merger Implementation Deed are summarised in Appendix A.

The proposed merger is conditional on, amongst other things:
i)    Emperor shareholder approval;
ii)    If required, Intrepid shareholder approval;

iii)      DRDGOLD selling its shareholding in Emperor;
iv)
The acquisition or cancellation of all Emperor options;
v)
Each of Emperor and Intrepid being satisfied with the results of their respective due diligence enquiries;
vi) Emperor having surplus net cash of at least $54 million immediately prior to the second Court hearing to approve the scheme (taking into account any amounts provided by Emperor to
Intrepid, any sum expended in respect of the Tujuh Bukit Joint Venture and any other expenditure approved by Intrepid);
vii)    Any other regulatory approvals, no regulatory action, no material adverse change, no prescribed occurrences and TSX consent; and
viii)   Court approval.

Both companies have entered into no solicitation-no talk provisions customary for this type of transaction. In addition Emperor has provided financial accommodation to Intrepid Minerals
Corporation, a wholly owned subsidiary of Intrepid, amounting to A$5.0 million and holds an option to convert this loan into Intrepid shares.

9.    Timetable
The proposed timetable to complete the merger involves:
•
Despatch Emperor shareholder documentation early-November
•
Emperor scheme meeting early-December
•
Implementation date early-January

10.    Advisors
Emperor’s financial advisor in relation to this transaction is Gryphon Partners and legal advice is being provided by Blake Dawson Waldron. Intrepid’s legal advisors are Q Legal and Gardiner-
Roberts.
11.    Market Briefing/Conference Calls
Emperor and Intrepid will host two conference calls to discuss the benefits of the proposed merger.
For further details on the conference calls, please refer to Appendix B.

For further details please contact:
Brad Gordon
Laurence Curtis
Emperor Mines Limited Intrepid Mines Limited
Ph: +61 (7) 3007 8011 Ph: +1 (416) 368 4525

Rob Greenslade
Gryphon Partners
Ph: +61 (8) 8418 8525

Randburg
18 September 2007

Sponsor
BDO QuestCo (Pty) Limited

Appendix A
Summary of Key Terms of the Merger Implementation Deed
Conditions
Precedent to the
Scheme
The principal conditions precedent to the implementation of the Scheme include:
•
approvals from applicable regulatory bodies such as ASIC, ASX,
TSX and, if required, FIRB;
•
continued recommendation of the Scheme by the Emperor and
Intrepid Boards;
•
Emperor shareholder approval of the Scheme at the Scheme
Meeting by the requisite majorities under the Corporations Act;
•
if required by TSX, ASX or applicable laws of Australia and
Canada, Intrepid shareholder approval of the Scheme;
•
DRDGOLD selling their Emperor shares prior to the Scheme
Meeting;
•
approval of the Scheme by Intrepid's third party providers of finance;
•
Court approval of the Scheme in accordance with s411(4)(b) of the
Corporations Act;
•
no Emperor or Intrepid Material Adverse Change occurs;
•
Intrepid executing the Deed Poll;
•
no Emperor or Intrepid Prescribed Occurrence occurs;
•
confirmation that the actual Net Cash Position of Emperor (plus any sum advanced under the Emperor Working Capital Funding or any other expenditure approved by Intrepid) is no more than $6 million below the forecast $62 million Net Cash Position of
Emperor as at 30 September 2007;
•
confirmation that as at the Business Day prior to the Second Court
Date, the actual Net Cash Position of Emperor (plus any sum
advanced under the Emperor Working Capital Funding, any sum
expended in respect of the Tujuh Bukit Joint Venture or any other expenditure approved by Intrepid) is no more than $8 million below the forecast $62 million Net Cash Position of Emperor as at
30 September 2007;
•
no changes in any material respect to the intention of Emperor to effect the Sale of Tolukuma (as announced on 10 September 2007), other than as approved by Intrepid in writing, before 8.00am on the
Second Court Date;
•
all Emperor options to subscribe for shares having been exercised, cancelled or acquired by Intrepid; and
•
Emperor and Intrepid being satisfied with their respective due diligence investigations.
Scheme
Consideration
The Scheme will be concluded on terms which will provide for the issue of 1 Intrepid Share for every 4.25 Emperor Shares held by Scheme
Participants.
Subscription
Option
Intrepid has granted to Emperor an option to subscribe for up to 20 million shares in Intrepid at Intrepid’s 20 day volume weighted average price at the time of exercising the option. Should the option be exercised, the funds due to Intrepid under the option exercise shall be applied to extinguishing the existing A$5.0 million loan with Intrepid Minerals
Corporation.
Independent
Expert's report
Emperor has discretion whether or not to commission an Independent
Expert to provide an opinion as to whether the Scheme is in the best interests of Emperor Shareholders ("Expert Report"). Emperor is not
obliged to commission an Expert Report.
If Emperor does decide to commission an Expert Report, then a further condition precedent to the implementation of the Scheme will be that the
Expert Report concludes that the Scheme is in the best interests of the
Scheme Participants.
No talk and no
shop obligations
Each party must ensure that during the Exclusivity Period:
•
(No Shop) It, nor any of its Representatives, directly or indirectly solicits, invites, facilitates any discussions or negotiations (or encourages, or communicates any intention to do any of these things), with a view to obtaining any expression of interest, offer or proposal from any Person for or in respect of a Competing
Transaction in relation to that party; and

•
(No Talk) It, nor any of its Representatives, in connection with or for the purposes of a Competing Transaction in relation to that party, without the other party's prior written consent, directly or indirectly participate or engage in any negotiations or discussions with any Person or provide or make available any information to any Person (including any information or access for the purposes of undertaking due diligence investigations of the party or any of its Related Bodies Corporate).
Limitations to no
talk obligation
The no talk provision summarised above does not restrict a party from responding to a bona fide offer or proposal which was not solicited or initiated by it, and to the extent necessary to discharge their fiduciary duties as a director of Emperor or Intrepid in accordance with the written opinion of senior counsel ("Fiduciary Carve-out").
Competing
Transactions and
the parties' right to
respond
If a party ("Recipient") is approached by another person during the
Exclusivity Period with a Competing Transaction to which the No Talk or
No Shop provisions apply, they must promptly notify the other party of such approach.
The Recipient must not enter into any agreement in relation to that
Competing Transaction unless, after notifying the other party, the other party has not within 3 Business Days of notification submitted a written proposal which is on terms no less favourable than the Competing
Transaction ("Counterproposal"). If the Counterproposal is on terms no less favourable than the Competing Transaction, then in the absence of a more favourable offer, the parties must proceed exclusively with the
Counterproposal, otherwise the Recipient may proceed exclusively with the Competing Transaction.

There are various capitalised terms used in this summary which are defined in the Merger
Implementation Deed.

Appendix B
Conference Call Details

Conference Call One

The call is scheduled for 18 September 2007 and will be hosted by Intrepid Mines Chairman Mr.
Colin Jackson and Emperor Mines CEO Mr. Brad Gordon. An invitation is extended to all interested investors, analysts or media representatives to attend.

Timing and dial in details appear below, with AEST meaning Australian Eastern Standard Time.

Schedule of events:

1:50 pm AEST      To participate in the conference call, dial 1800 148 258 and reference
                              Conference ID 17374994 (if calling from outside Australia, dial +61 2
                              8524 6650)
2:00 pm AEST     Conference call commences
An audio recording of the teleconference will be available approximately 4 hours after the call. To listen to the audio recording of the call, visit Emperor’s website at
www.emperor.com.au
.

Conference Call Two

The call is scheduled for 18 September 2007 and will be hosted by Intrepid Mines Chairman Mr.
Colin Jackson and Emperor Mines CEO Mr. Brad Gordon. An invitation is extended to all interested investors, analysts or media representatives to attend.

Timing and dial in details appear below;

Schedule of events:
10:00 am (Toronto eastern time)
To participate in the conference call, dial (toll free) 1-
888-300-0053 or (international/local) 1-647-427-3420

An audio replay of the call will be available for one week by dialing 1-800-365-8354 (passcode
17401204), and will also be available on Intrepid’s website at
www.intrepidmines.com
.

Exhibit 99.2
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE trading symbol: DRD
ISIN Code: ZAE 000058723
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “the company”)

Disposal by DRDGOLD of its stake in Emperor Mines Limited (“Emperor”) and further cautionary

Shareholders are referred to the announcement released on 18 September 2007 by Emperor, the 78.7% held subsidiary of DRDGOLD, relating to the proposed merger between Emperor and Intrepid Mines Limited
(“Intrepid”) (“the Emperor merger”). In terms of the Emperor merger, Emperor shareholders will be offered
1 Intrepid share for every 4.25 Emperor shares held. The Emperor merger will be implemented by way of a scheme of arrangement (“the Emperor scheme”).

DRDGOLD has informed Emperor that it plans to refocus its attention on opportunities in South Africa and so intends to seek to realise its investment in Emperor in an orderly manner prior to the Emperor scheme meeting. Emperor has agreed to work with DRDGOLD to seek to facilitate such an exit. The Emperor merger is therefore subject to DRDGOLD being able to successfully realise its investment in Emperor prior to this time.

It is anticipated that the disposal by DRDGOLD of its investment in Emperor (“the disposal”) will be a
Category 3 transaction in terms of the JSE Limited Listings Requirements. Further details relating to the disposal will be released as soon as practical. Shareholders should therefore continue to exercise caution until a full announcement is made.

Randburg
18 September 2007

Sponsor: BDO QuestCo